ICICI Bank

RENEWAL CREDIT ARRANGEMENT LETTER

CAL33977490422
Date: October 14,2021.

Yatra for Business Private Limited,
Gulf Adiba, 4th floor, Plot no. 272,
Phase II, Udyog Vihar, Sector 20, Gurugram 122008

Kind Attention: Mr. Anuj Kumar Sethi

Dear Sir/Madam,
Sub: Renewal of working capital facilities

We refer to the working capital facilities ("Facilities", details of which are mentioned in Annexure I) granted to you by ICICI Bank Limited ("ICICI Bank"), pursuant to a credit arrangement letter (including any amendatory/renewal letters) and other facility documents, executed in relation to the Facilities ("Transaction Documents").

We are pleased to inform that ICICI Bank, at your request, has renewed the Facilities on the terms and conditions as set out in Annexure II, for a further period up to the date mentioned in Annexure II. All other terms and conditions of the Facilities, including the existing security and/or contractual comfort, if any, shall remain in full force and effect.

In case of any change, in the directors, memorandum of association, articles of association or other constitutional documents, subsequent to the information/documents last shared by you with ICICI Bank, you are requested to forthwith furnish updated records of the same to ICICI Bank. Kindly also ensure that your total working capital bank finance, including the renewed Facilities, does not and shall not during the subsistence of the Facilities exceed the maximum permissible bank finance limits.

This Renewal Credit Arrangement Letter ("Renewal CAL") shall be read in conjunction with the other Transaction Documents and to the extent of any inconsistency between the other Transaction Documents and this Renewal CAL letter, the provisions of this Renewal CAL shall prevail.

This Renewal CAL is being sent to you in duplicate. We request you to return one copy of this Renewal CAL, duly signed by your authorized person, the authorized official of the guarantor and security providers (if any), in token of acceptance of the terms specified herein, and execute/procure execution of such agreements and/or documents as may be required in relation to the Facilities, in the form and manner acceptable to ICICI Bank, by February 27, 2022. or such extended period as ICICI Bank may grant in writing, at its sole discretion, failing which this offer shall lapse automatically without any further communication.

The accepted Renewal CAL must be returned along with a board resolution/requisite authorization, applicable to the borrower, guarantor, security provider (as applicable), to establish the authority of the signatory.

Yours faithfully,

For ICICI Bank Ltd

(Authorised signatory)

Name: Date:

Accepted by the Borrower:	Signature
Name: [•] ANUJ KUMAR SETHI Designation: [•] CVP- FINANCE Date: [•]	Anuj Kumar Sethi
Accepted by the Guarantor: Name: [•] Designation: [•] Date: [•]	
Accepted by the Security Provider Name: [•] Designation: [•] Date: [•]	

ANNEXURE I

Facilities	Overall Limits (₹ in million)	Outstanding amount as on October 11, 2021 (₹ in million)
Fund Based		
Invoice Discounting	300.0	0.0
Bank Guarantee	(200.0)	0.0
Non-Fund based		
Bank Guarantee	100.0	93.4
Overall Limit (total):	**400.0**	**93.4**

*BG is sublimit of Invoice Discounting

Terms and Conditions

Facility	Bank Guarantee (BG) ("BG Facility")
Existing Limit	₹100.0 million
Proposed Limit	₹100.0 million
Borrower/ Company	Yatra for Business Private Limited (YFBPL)
Lender	ICICI Bank Ltd (ICICI Bank)
Sublimit	Nil
Interchangeability	Nil
Promoter/parent	Yatra Online Private Limited ("YOPL")
Purpose	Financial or performance guarantees. Towards bid bond, security deposit, earnest money deposit, contract performance / performance guarantees, advance payment and retention money purposes; Customs, goods and services tax, electricity, insurance purposes The Borrower shall not request ICICI Bank for issuance of BGs in favour of any sister concerns/ associate concerns/ group companies/associates of the Borrower.
Validity	September 08, 2022
Cash Margin	Nil since Limit is backed by 100% of cash margin/FD
Security	As per security template
BG Tenor	Maximum period of the BG (including claim period of 1 year) to be restricted to 60 months. Commission shall be chargeable upto the expiry of the claim period or till submission of discharge letter / original BG, whichever is earlier and shall be payable as per the frequency mentioned below.
Commission/ Pricing	0.50% p.a. The commission shall be calculated on the actual number of day basis i.e. from the date of issuance/ opening of the BG upto the end of claim period.

	In case of foreign currency bank guarantees, the following charges will be additional: SWIFT/communication charges – ₹500 per guarantee Correspondent bank charges, if any, shall be charged on actuals.
Minimum Commission	Rs. 500 per guarantee
Commission Collection Frequency	Commission will be collected upfront till the expiry of claim period.
Commission calculation method	No of days (tenor) X rate of commission (basis 365 days per year)
Condition Precedents/ Condition Subsequent/ Special Conditions	The Borrower shall not request the bank for issuance of BGs in favour of any sister concerns/ associate concerns/ group companies/ associates of the Borrower.
General	• The bank guarantees to be issued shall be as per the format acceptable to ICICI Bank. • Bank Guarantees with Onerous clauses can be issued for the entire BG limit.

Invoice Discounting

Facility	Invoice Discounting
Existing Limit	₹300.0 million
Proposed Limit	₹300.0 million
Interchangeability (if applicable)	Not allowed The Facility shall not be interchangeable with any other facility sanctioned by ICICI Bank
Specific security	As per Security Template
Tenor / Usance	60 days.
Interest	The fixed rate of interest for each drawal of the Facility will be stipulated by ICICI Bank at the time of disbursement of each drawal, which shall be sum of I-MCLR# and "Spread" per annum, subject to minimum of I-MCLR#, plus applicable statutory levy, if any. As on date the I-MCLR-3M is 7.05 % and Spread is 1.0%. #Note: I-MCLR will be based on the tenure of the individual drawals under the facility: • Drawals for upto 3 month tenure: I-MCLR-3M\ In case of any change in the regulatory requirements by the regulator applicable to the Facility pertaining to provisioning norms and/or risk weightage, then ICICI Bank may revise the

	Spread to reflect the regulatory change, subject to extant RBI guidelines. The Borrower will have the option to prepay the individual drawal, without any prepayment penalty, during 60 days prior to the scheduled maturity date of the drawal or during residual tenure not greater than 1/3rd of the original tenure (in days), whichever is longer in duration, provided that at least 5 days prior irrevocable written notice to prepay the loan has been given by the Borrower to ICICI Bank. Unless specified otherwise in the documents in relation to the Facility, if the Borrower wishes to prepay any part of or whole of the Facility, it may do so with payment of Prepayment Premium of 0.25% on principal amount of the loan being prepaid subject to the Borrower giving at least 15 days prior irrevocable written notice of the same to ICICI Bank.
Interest Payment Frequency	Upfront
Commission	1. Transaction charges a) On Discounting: ₹500.0 per lot irrespective of the number of invoices b) Overdue charges: 4% over and above documented rate Above charges are exclusive of service tax/GST or other statutory levy, if any, which shall be charged as per the prevailing guidelines of government/statutory authority. Fees / commission / any other charges shall be taken upfront

Bank Guarantee

Facility	Bank Guarantee (BG) as a sublimit of Invoice discounting
Existing Limit	₹ 200.0 million
Proposed Limit	₹ 200.0 million
Borrower/ Company	Yatra for Business Private Limited (YFBPL)
Lender	ICICI Bank Ltd (ICICI Bank)
Sublimit	Nil
Interchangeability	Nil
Promoter/parent	Yatra Online Private Limited ("YOPL")
Purpose	Financial or performance guarantees. Towards bid bond, security deposit, earnest money deposit, contract performance / performance guarantees, advance payment and retention money purposes; Customs, goods

YATRA ONLINE PRIVATE LIMITED

	and services tax, electricity, insurance purposes and for any other purpose as requested by the applicant.
Validity	September 08, 2022
Cash Margin	Nil since Limit is backed by 100% of cash margin/FD
Security	As per security template
BG Tenor	Maximum period of the BG (including claim period of 1 year) to be restricted to 60 months. All the BGs being renewed/ extended / issued shall have a minimum claim period of one year ICICI Bank shall block limits for the BG issued under the BG facility, for (i) a period of 1 (one) year from the date of expiry of such BG or (ii) the claim period specified in such BG, whichever is later. However, where the original BG or a valid discharge letter is received from the beneficiary, the blocked limits shall stand released.
Commission/ Pricing	0.50% p.a. The commission shall be calculated on the actual number of day basis i.e. from the date of issuance/ opening of the BG upto the end of claim period. In case of foreign currency bank guarantees, the following charges will be additional: SWIFT/communication charges – ` 500 per guarantee Correspondent bank charges, if any, shall be charged on actuals. Commission shall be chargeable upto the expiry of the claim period or till submission of discharge letter / original BG, whichever is earlier and shall be payable as per the frequency mentioned below.
Minimum Commission	Rs. 500 per guarantee
Commission Collection Frequency	Commission will be collected upfront till the expiry of claim period.
Commission calculation method	No of days (tenor) X rate of commission (basis 365 days per year)
Condition Precedents/ Condition Subsequent/ Special Conditions	The Borrower shall not request the bank for issuance of BGs in favour of any sister concerns/ associate concerns/ group companies/ associates of the Borrower.

	The bank guarantees to be issued shall be as per the format acceptable to ICICI Bank.
General	• The bank guarantees to be issued shall be as per the format acceptable to ICICI Bank. • Bank Guarantees with Onerous clauses can be issued for the entire BG limit.

Security Template

S. No.	Facility	Security Details	Nature of Charge	Description / Property Address	Timeline for Security Creation*	Timeline for filing of Form CHG-I
1.	Invoice Discounting: ₹ 300.0 million Bank Guarantee: ₹ 100.0 million	Exclusive charge on non-checking account held with ICICI bank (account no 245105000451) during the tenor of the Facility. The aforesaid amount shall be lien marked in favour of ICICI bank	Exclusive	-	Upfront (Already created)	Form CHG-I filing to be completed within the statutory timeline of 30 days from the date of creation of security. However, if security perfection timeline is upfront or is less than 30 days from creation, then Form CHG-1 should also be filed upfront or within such perfection timeline, as the case may be.
2.		Exclusive charge on Fixed Deposits with ICICI Bank to maintain 100% security cover	Exclusive	-	Upfront (Already created)	

Contractual Comforts Template:

The following contractual comforts shall be provided, in a form and manner satisfactory to ICICI Bank:

S.No.	Facility	Type of Contractual Comfort	Details of the Contractual Comfort Provider	Timeline for obtaining the Contractual Comfort*
1.	Invoice Discounting: ₹ 300.0 million Bank Guarantee: ₹ 100.0 million	Unconditional and irrevocable Corporate Guarantee	Yatra Online Private Limited	Upfront (Already created)
2.		Non-Disposal Undertaking from parent not to dispose any shareholding throughout the tenor of facility	Yatra Online Private Limited	Upfront (Already created)

Operational Terms and Conditions

Description	Particulars	Frequency
Audited/Unaudited financial statements	Certified by statutory auditor	Provisional: within three months from the close of the accounting year Audited: within seven months from the close of the accounting year
Data required for renewal	To be provided by the Borrower	3 months before expiry of limits
Authorized Signatory/ Director/Company Secretary Certificate in relation to unhedged foreign currency exposure	To be submitted in a format that is satisfactory to ICICI Bank.	Quarterly, within 30 days of each quarter
Statutory Auditor Certificate in relation to unhedged	To be submitted in a format that is satisfactory to ICICI Bank.	Yearly, within 7 month of end of financial year

ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex,
Mumbai- 400 051, India

Tel.: (91-22) 2653 1414
Fax: (91-22) 2653 1122
Website www.icicibank.com
CIN.: L65190GJ1994PLC021012

Regd. Office : ICICI Bank Tower,
Near Chakli Circle,
Old Padra Road,
Vadodara 390 007, India.

foreign currency exposure		

Other Terms:

Margin for fund based limits	Inventory Stock	NA
	Book debt	NA
Processing Fees	*Nil*	
Creation of Charges	*Creation of charges to be done within stipulated timelines as per the security template*	
Consortium/Multiple Banking Arrangements	All other terms and conditions shall be as per General Conditions (GC-I) and the Credit Facility Agreement (CFA) to be executed between the company and ICICI Bank Ltd.	
Special/Other Terms/ Conditions (If any)	Borrower hereby irrevocably and unconditionally undertakes, agrees and confirms that none of its director's name appears in RBI/ECGC defaulter list. • The cumulative outstanding in YOPL and YFBPL shall not to exceed the lien marked cash margin (including BG cash margin) maintained with ICICI bank (cumulative of both the entities) • For Utilization in excess of total cash margin, Borrower shall provide upfront cash margin so as to maintain the security cover of 100%. • Aggregate outstanding of BG and Invoice Discounting in YFBPL will not exceed lien marked cash margins/FD (in favour of ICICI Bank) of YFBPL and YOPL (cumulative) net of the outstanding borrowings in YOPL	
Schedule of charges for foreign exchange and international business services	Unless otherwise mentioned in the CAL or other transaction documents, all applicable charges as per 'Schedule of charges for Foreign Exchange and International Business Services' as uploaded on https://www.icicibank.com/managed-assets/docs/service-charges/corporate/revision-notice/cb_charges_trade.pdf will be recovered for trade transactions and services rendered by ICICI Bank. ICICI Bank reserves the right to modify the rates from time to time.	
Additional Terms	A. ICICI Bank, without assigning any reason, reserves the right to not disburse any Facility, partially or fully, and the Borrower / guarantors shall not have any claim against ICICI Bank for such non disbursement. B. In addition to any other terms, the disbursement of the Facilities is contingent upon (a) positive CIBIL report of the Borrower or any of its directors; (b) the Borrower or	

	any of its directors have not been declared as a wilful defaulter or non-cooperative borrower; (c) the Borrower's account has not been classified and reported to RBI as Special Mention Account 1 or 2. C. The Borrower shall ensure that its foreign currency exposures, if any, are suitably hedged to the satisfaction of the Bank (including without limitation, pursuant to a suitably authorised risk management policy as may be required by applicable law). D. The Borrower shall submit information on its foreign currency exposure (including the details of hedging thereof), (a) duly certified by its directors or company secretary, within thirty days of expiry of each fiscal quarter; and (b) audited and certified by its statutory auditor within six months of expiry of each fiscal year. E. In case there is any change in the regulatory requirements applicable to the Facilities pertaining to provisioning norms and/or risk weightage, ICICI Bank may revise the spread to reflect the regulatory change, subject to extant RBI guidelines
Additional Interest Rates	As per 'Annexure II' The Borrower agrees that in the event payment default continues for more than 90 days, the additional interest rate shall increase to 'Documented Rate/Applicable Benchmark, as applicable+6%' and such increased rate shall be applicable from the date of the payment default.
Compliance with specific environmental & social management conditions[1]	Borrower confirms that: (i) it is not involved and shall not be involved in any of the below mentioned activities till the Facilities are fully repaid, to the satisfaction of ICICI Bank, and/or (ii) the end-use of the Facilities is not and shall not be towards any of the below mentioned activities: a. Production or activities involving harmful or exploitative forms of forced labour/harmful child labour; b. Production or trade in weapons and munitions except for defence; c. Production or trade of leather tanneries; d. Gambling, casinos and equivalent enterprises; e. New projects consuming/producing Ozone Depleting Substances; f. Projects involving exposure to Radioactive materials except projects where the radioactive source is adequately shielded; g. Production or trade in unbounded asbestos fibres (other than the purchase and use of bonded asbestos cement sheeting where asbestos content is less than 20%);

ICICI Bank

	h. Commercial logging operations or the purchase of logging equipment for use in primary tropical moist forest (prohibited by the Forestry policy); i. Production or trade in any product or activity deemed illegal under host country laws or regulations or international conventions and agreements, including production or trade in pesticides/herbicides subject to international phase outs or bans; j. Drift net fishing in the marine environment using nets in excess of 2.5 km in length; and *k.* Production or trade of wildlife or products regulated/banned under Convention on International Trade in Endangered Species of Wild Fauna and Flora and Wild Life Protection Act, 1972.
Basel clause	The Bank reserves the unconditional right to cancel the Limits advanced/ to be advanced under their respective facility agreements/ sanction letters at any time during the currency of the Facility without giving any prior notice to the Borrower, on the occurrence of any one or more of the following: i. in case the Limits/part of the Limits are not utilized by the Borrower; or ii. in case of Deterioration in the Creditworthiness of the Borrower in any manner whatsoever; or iii. in case of noncompliance of the terms and conditions of the respective facility agreements/ letter of sanction and/ or Security Documents. For the purpose of this clause, Deterioration in the Creditworthiness shall mean and include without limitation, the following events: i. downgrade of the rating of the Borrower by a Credit Rating Agency; ii. inclusion of the Borrower and/or any of its Directors in the Reserve Bank of India's willful defaulters list; iv. closure of a significant portion of the Borrower's operating capacity; v. decline in the profit after tax of the Borrower by more than fifteen percent; vi. any adverse comment from the Auditor; and any other reason/ event in the opinion of the said Bank constituting or which may constitute Deterioration in the Creditworthiness; The Borrower unconditionally agrees, undertakes to get itself rated for enhanced facilities by

ICICI Bank

	Credit Rating Agency/ies within a period of six months from first disbursement and/or at such intervals as may be decided by the Bank. In case the Borrower fails to do so or the rating received is below BBB- or its equivalent, the Bank shall have the right to review the applicable interest rate and/or costs, charges and expenses, which shall be payable by the Borrower/Sponsor and on such date/s or within such period as may be specified by the Bank. "Credit Rating Agency" shall mean and refer to the domestic credit rating agencies such as Credit Analysis and Research Limited, CRISIL Limited, FITCH India and ICRA Limited and international credit rating agencies such as Fitch, Moody's and Standard & Poor's and such other credit rating agencies identified and/or recognized by the Reserve Bank of India from time to time.

ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex,
Mumbai- 400 051, India

Tel.: (91-22) 2653 1414
Fax: (91-22) 2653 1122
Website www.icicibank.com
CIN.: L65190GJ1994PLC021012

Regd. Office : ICICI Bank Tower,
Near Chakli Circle,
Old Padra Road,
Vadodara 390 007, India.

Non Judicial

Indian-Non Judicial Stamp
Haryana Government

Date : 13/12/2021

Certificate No. G0M2021L1171

GRN No. 84733217

Stamp Duty Paid : ₹ 300 (Rs. Only)

Penalty : ₹ 0 (Rs. Zero Only)

Seller / First Party Detail

Name: Yatra for Business Pvt ltd

H.No/Floor : Na Sector/Ward : Na LandMark : Na

City/Village : Gurugram District : Gurugram State : Haryana

Phone: 79******08

Buyer / Second Party Detail

Name : Icici bank ltd

H.No/Floor : Na Sector/Ward : Na LandMark : Na

City/Village: Gurugram District : Gurugram State : Haryana

Phone : 79******08

Purpose : SUPPLEMENTAL AND AMENDATORY AGREEMENT

The authenticity of this document can be verified by scanning this QrCode Through smart phone or on the website https://egrashry.nic.in

SUPPLEMENTAL AND AMENDATORY AGREEMENT
TO THE FACILITY AGREEMENT

THIS SUPPLEMENTAL AND AMENDATORY AGREEMENT made this 17th day of January, Two Thousand and Twenty Two between:

Yatra For Business Private Limited (Formerly Known as Air Travel Bureau Private Limited), a company within the meaning of the Companies Act, 2013 and having its Registered Office at Unit No. 1 Sect – B, PKT-7, Vasant Kunj New Delhi 110070 (the "Borrower", which expression shall, unless it be repugnant to the subject or context thereof, include its successors and permitted assigns) of the ONE PART

AND

ICICI BANK LIMITED, a company incorporated under the Companies Act, 1956 and a banking company within the meaning of the Banking Regulation Act, 1949 and having its Registered Office at ICICI Bank Tower, Near Chakli Circle, Old Padra Road 390 007 and corporate office at ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051, and amongst others, a branch / office at NBCC Place, Pragati Vihar, Bhisma Pitamah Marg, New Delhi – 110003 (the "Bank", which expression shall, unless it be repugnant to the subject or context thereof, include its successors and assigns) of the OTHER PART.

WHEREAS:

(1) By a Facility Agreement dated the 16th day of August Two Thousand and Eighteen as amended from time to time (the "Agreement") entered into between the Borrower and the Bank, the Bank has, at the request of the Borrower, agreed to provide / provided to the Borrower working capital facilities (the "WC Facilities") specified in the Agreement upto sums in the aggregate not exceeding Rs 400.0 million (the "Overall Limits") at any point of time.

01032018.V4

For Yatra For Business Private Limited

Authorised Signatory

For Yatra For Business Private Limited

Authorised Signatory

The Borrower has now requested the Bank to modify/supplement/amend the existing terms and conditions of the Agreement.

(2) To give effect to the above, the parties hereto have agreed to execute these presents.

NOW THIS SUPPLEMENTAL AND AMENDATORY AGREEMENT WITNESSETH AND IT IS HEREBY AGREED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

1. All capitalized terms used but not defined herein shall have the respective meanings assigned to them under the Agreement.

(3) Amendment to the Agreement:

Clause A of 2.14 of Article II of the Agreement stands modified as under:

"SECURITY

- Exclusive charge on non-checking account held with ICICI Bank (account no 245105000451) during the tenor of the facility. The aforesaid amount shall be lien marked in favour of ICICI Bank
- Exclusive charge on Fixed Deposits with ICICI Bank to maintain 100% security cover"

(i) Credit Arrangement letter as specified in the schedule to the Agreement stands modified as under

"The Credit Arrangement Letter (CAL) No. CAL1388260428831dated August 14, 2018 as amended/modified/renewed from time to time, most recently renewed vide Renewal CAL,CAL33977490422 dated October 14,2021 as further amended/renewed from time to time. "

4. Notwithstanding anything contained in the Transaction Documents, the Bank shall have the unconditional right to cancel the unutilized portion of the Facility, in whole or in part, at any time during the subsistence of the Facility, without giving any prior notice to the Borrower, for any reason whatsoever, including but not limited to, on the occurrence of Deterioration of Creditworthiness of the Borrower, or for non-compliance of any terms and conditions of the Transaction Documents.

5. The provisions of this Supplemental and Amendatory Agreement shall become effective from the date hereof.

6. This Supplemental and Amendatory Agreement shall be read in conjunction with the Agreement and be enforced as if the provisions of this Supplemental and Amendatory Agreement were incorporated therein by way of addition. To the extent of any inconsistency between the terms of this Supplemental and Amendatory Agreement and the Agreement, the provisions of this Supplemental and Amendatory Agreement shall prevail.

7. Save for changes specified hereinabove, all the other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF the Borrower and the Bank have caused this Supplemental and Amendatory Agreement to be executed on the day, month and year first hereinabove written as hereinafter appearing.

For the Bank:

SIGNED AND DELIVERED by the within named Bank, ICICI BANK LIMITED, by the hand of Mr. / Ms. ____________, its authorized official

For the Borrower:

The Common Seal of the within named Borrower, Yatra For Business Private Limited (Formerly, Air travel Bureau Private Limited), has, pursuant to the resolution of its Board of Directors, passed in that behalf on the 23rd day of July, 2018, hereunto been affixed in the presence of Mr. Anuj Kumar Sethi

For Yatra For Business Private Limited

Authorised Signatory

For Yatra For Business Private Limited

Authorised Signatory

For Yatra For Business Private Limited

Authorised Signatory